Press Release

GreenPower Reports Fiscal Third Quarter 2021 Financial Results

Vancouver, Canada / February 11, 2021 / GreenPower Motor Company Inc. (Nasdaq:GP) (TSXV:GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its fiscal third quarter ended December 31, 2020.

Highlights of the third quarter:

  delivered 17 vehicles in the quarter, including the first EV Star Cargo Plus to the City of Vancouver, one EV Star and one EV Star Plus to ABC Bus Inc., Greenpower's dealer in the state of New York, and 14 EV Stars to Green Commuter;
  the Company recorded revenues of $2,398,781 with cost of revenues of $1,488,974 generating a gross profit of $909,807 or 37.9% of revenues;
  working capital of $31,310,393 at the end of the quarter including over $21 million of cash;
  Conversion of $3,243,702 of Debentures and repayment of $1,973,400 of Loans from proceeds from exercised warrants reducing interest costs going forward;
  increased production of B.E.A.S.T. all-electric school buses from five units per month to ten units per month in response to positive feedback from demonstrations and anticipated future demand;
  continued to move forward with increased production of various EV Star models, including EV Star cab and chassis, EV Star+ as well as five EV 250 thirty-foot low floor transit buses;
  delivered an autonomous AV Star to Jacksonville Transit Authority, and began development of a second vehicle in partnership with Perrone Robotics and First Transit to be used in a nationwide demonstration tour scheduled to begin in March 2021;
  completed demonstrations of a range of Greenpower vehicles to potential customers across several US states, laying the groundwork for potential future sales; and
  continued to effectively manage its business operations to navigate impacts from the COVID-19 pandemic.

Brendan Riley, President of GreenPower stated, "This is a transformative time for GreenPower as we leverage our purpose built EV platform to develop and launch new products like the EV Star Cargo, while also further developing relationships with major high-volume OEMs that recognize the tremendous potential of our EV Star cab and chassis to act as the foundation from which they can upfit a finished all electric vehicle specific to their needs.  A wave of demand for EV solutions is being thrust upon these OEMs, and our cab and chassis provides the flexibility and functionality needed to meet this demand over both the immediate and long term."

Fraser Atkinson, CEO of GreenPower added, "GreenPower is in the lucrative position of being an early mover in the transition to EV and our team has done a fantastic job preparing for the significant ramp in production, orders and deliveries expected as we move into the late spring and summer of 2021. Since completing our Nasdaq IPO we've further strengthened our financial position with the conversion of all of the outstanding Debentures and repayment of Promissory Notes from proceeds from exercised Warrants.  GreenPower is well positioned for significant growth as the economy improves."

Results for the three months ended December 31, 2020

For the three-month period ended December 31, 2020 the Company recorded revenues of $2,398,781 and cost of revenues of $1,488,974 generating a gross profit of $909,807 or 37.9% of revenues. Revenue was generated from the delivery of 17 buses including 14 EV Stars for which the Company provided lease financing, from the sale of three different models of EV Stars, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $1,051,776; transportation costs of $65,963; travel, accommodation, meals and entertainment costs of $73,854; product development costs of $186,977; sales and marketing costs of $182,790; professional fees of $117,901; insurance of $233,415 and office expense of $84,561, as well as non-cash expenses including $570,798 of share-based compensation expense and depreciation of $122,881. Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $362,230, and a foreign exchange gain of $18,511 resulting in a loss for the period of $2,133,106. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual, amortization of deferred financing fees, and allowance for credit losses totaled $1,056,014 resulting in total cash expenses of $1,986,899 in the three-month period.

Results for the nine months ended December 31, 2020

For the nine-month period ended December 31, 2020 the Company recorded revenues of $7,506,447 with cost of revenues of $5,094,338 generating a gross profit of $2,412,109 or 32.1% of revenues. Revenue was generated from the sale of 56 vehicles including 52 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, and from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $2,769,949; transportation costs of $119,459; travel, accommodation, meals and entertainment costs of $178,715; product development costs of $643,785; sales and marketing costs of $235,834; professional fees of $275,977; insurance of $330,552 and office expense of $187,972, as well as non-cash expenses including $820,567 of share-based compensation expense and depreciation of $355,113.  Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,423,138, and a foreign exchange loss of $124,542 resulted in a loss for the period of $5,048,605.

For further information contact

Fraser Atkinson, CEO and Chairman

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Mike Cole

Investor Relations

(949) 444-1341

Allie Potter

Media Relations

(218) 766-8856

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict such as whether the TONY solution can be easily integrated into GreenPower's EV Star at assembly, or are beyond GreenPower's control, such as the ease with which new technologies will be able to integrate with PRI's solution. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2021 GreenPower Motor Company Inc. All rights reserved.